

Mail Stop 3561

August 2, 2016

Tom Toth
President and Chief Financial Officer
Go2Green Landscaping, Inc.
825 Western Avenue, Suite 19
Glendale, CA 91201

> **Re: Go2Green Landscaping, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2016**
> **File No. 333-212446**

Dear Mr. Toth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that you are registering the sale of 3,700,000 shares of common stock by the selling shareholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the relatively short period that some of the selling shareholders have held the shares, please provide us an analysis as to why this should not be considered an indirect primary offering. In your response, please tell us about any relationships between the issuer and the selling shareholders. Refer generally to Securities

Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov, and Securities Act Rule 415.

3. Please provide your analysis of the reasons that the company is not a "shell company" as defined in Rule 405 of the Securities Act of 1933. Please tell us the basis for your determination, or revise the disclosure throughout your prospectus to disclose your status as a shell company.

Cover Page of Prospectus

4. Please include the legend required by Item 501(b)(7) of Regulation S-K on the cover page of the prospectus.

Risk Factors, page 6

We are dependent upon our current officers, page 7

5. Revise your risk factors section to include a risk factor discussing the fact that the company currently has no employees. Discuss the risks related to identifying, hiring, and retaining a workforce.

Use of Proceeds, page 13

6. Please explain what you mean when you say that you will apply up to $10,000 of the proceeds of the offering to "develop and maintain our main branded www.go2greenlandscaping.com website." Explain the purpose of the website and how it supports your business plan.

Description of Business, page 21

7. Please disclose the following here or in the Summary: your monthly burn rate; what additional resources the company will require to hire a workforce and develop its landscaping business; and whether it expects to be able to meet its capital requirements beyond the next twelve months.

8. Please state when you expect to generate revenue. We note your disclosure on page 25 that you plan to develop revenues in the summer of 2016. Update your disclosure to state with specificity when you expect this to occur.

Talent Sources and Names of Principal Suppliers, page 23

9. Expand the disclosure addressing Mr. Scavo's entrepreneurial experience to include details about the kinds of companies or businesses he has participated in and what his role has been in each.

10. Revise the disclosure in this section to include a reference to the number of hours each week Mr. Scavo and Mr. Toth will devote to the company, whether you believe that amount of time will be sufficient to carry out your business plan, and when you expect to add additional employees.

Plan of Operation, page 24

11. Briefly explain what you mean by "A pay per click (PPC) campaign will also be undertaken using both Google and Bing that will target the same landscape related keywords." Provide disclosure about how this will work.

Reports to Security Holders, page 25

12. Revise the first paragraph of this section to clarify that if the registration statement is declared effective, the company will be subject to the periodic reporting requirements of the Exchange Act of 1934, rather than stating that you will voluntarily make this disclosure available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at 202-551-3346 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure